

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2012

Via E-mail
Mr. Paul S. Lalljie
Chief Financial Officer
NeuStar, Inc.
21575 Ridgetop Circle
Sterling, VA 20166

> **Re:** **NeuStar, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-32548**

Dear Mr. Lalljie:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Summary of Operating Segments, pages 37 and 40

1. Please provide a detailed discussion of your segment results of operations. Refer to Item 303 of Regulation S-K.

3. Acquisitions and Discontinued Operations
TARGUSinfo Acquisition, page 64

2. We note that your purchase price allocation to customer relationships, acquired identified technology and goodwill represented 38.1%, 7.1% and 65.3%, respectively, of the total purchase price. In addition, we note that TARGUSinfo manages "unique, secure databases" and such databases will provide services to current and new customers.

Further, the TARGUSinfo acquisition will allow you to "offer a much more diverse portfolio of services." Please tell us in more detail the specific assumptions and estimates used to determine the fair values of the customer relationships and acquired identified technology intangible assets. Include in your response an explanation of how you considered and determined the future economic returns expected from such assets including the analysis of future trends. Tell us if you used the same assumptions and estimates when deciding whether $658.0 million was a reasonable price for the acquired business. Based on your disclosures in your filings, it is unclear to us why the fair values of the customer relationships and acquired identified technology do not represent a significant amount of the total purchase price.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director